UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-41247

SunCar Technology Group Inc.

(Translation of registrant’s name into English)

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

Tel: (86) 138-1779-6110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On May 19, 2023, SunCar Technology Group Inc., a Cayman Islands exempted company (the “Company”) entered into a Share Subscription Agreement (the “Share Subscription Agreement”) with a certain non-U.S. person, Anji Zerun Private Equity Investment Partnership (Limited Partnership) (the “Investor”) pursuant to which the Company agreed to sell to the Investor, and the Investor agreed to purchase from the Company, in a private placement 2,173,657 Class A ordinary shares, par value $0.0001 per share, of the Company (the “Purchased Shares”), at the total consideration of US$21,736,569.25 (the “Placement”). The Purchased Shares are subject to a lock-up period of six (6) months. The Company and Investor closed the Placement on May 19, 2023.

The Placement is pursuant to and in reliance upon the exemption from securities registration afforded by Regulation S of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder by the U.S. Securities and Exchange Commission.

The foregoing description of the terms related to the Placement does not purport to be complete and is qualified in its entirety by reference to the full texts of the form of the Share Subscription Agreement, a copy of which is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Financial Statements and Exhibits

Exhibits.

Exhibit No.	Description
10.1	Share Subscription Agreement*

*	Certain identified information in the exhibit has been omitted from the exhibit because it is both not material and is the type that the registrant treats as private or confidential, pursuant to Item 601(b) (10) (iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SunCar Technology Group Inc.

Date May 25, 2023	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Chief Executive Officer
(Principal Executive Officer)

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